United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALGOMA STEEL GROUP INC.

(Name of Subject Company (Issuer))

ALGOMA STEEL GROUP INC.

(Name of Filing Person (Offeror and Issuer))

Common Shares, No Par Value

(Title of Class of Securities)

015658107

(CUSIP Number of Class of Securities)

John Naccarato

Algoma Steel Group Inc.

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4, Canada

Tel: (705) 945-2351

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, N.Y. 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Algoma Steel Group Inc., a corporation incorporated under the laws of the Province of British Columbia (“Algoma” or the “Corporation”), to the holders of its common shares (the “Shares”), to purchase up to an aggregate amount of US$400,000,000 of the Shares at a price of not more than US$10.25 per Share and not less than US$8.75 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2022 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal and Notice of Guaranteed Delivery which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer”. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-4(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Circular, filed herewith as Exhibit (a)(1)(A), is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet

The information under the heading “Summary”, included in Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information

(a)

Name and Address: The name of the issuer is Algoma Steel Group Inc. The address of the issuer’s principal executive offices is 105 West Street, Sault Ste. Marie, Ontario, Canada, P6A 7B4. The telephone number at the principal executive offices is (705) 945-2351.

(b)

Securities: This Schedule TO relates to the Shares, which are listed on The Nasdaq Stock Market and Toronto Stock Exchange under the symbol “ASTL”. As of June 17, 2022, there were 146,868,096 Shares outstanding.

(c)

Trading Market and Price: Information about the trading market and price of the Shares is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 5—Price Range and Trading Volume of the Shares”.

Item 3. Identity and Background of Filing Person

(a)

Name and Address: The filing person to which this Schedule TO relates is Algoma Steel Group Inc. (the issuer). The address and telephone number of Algoma are set forth under Item 2(a) above. The names of the directors and executive officers of Algoma are as set forth in the Circular, included in Exhibit (a)(1)(A), under the heading “Section 8—Interest of Directors and Officers; Transactions and Arrangements Concerning Shares—Ownership of Securities of the Corporation”, and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Algoma is c/o Algoma Steel Group Inc., 105 West Street, Sault Ste. Marie, Ontario, Canada, P6A 7B4; (705) 945-2351.

Item 4. Terms of the Transaction

(a)

Material Terms: The material terms of the transaction are incorporated herein by reference from the information under the heading “Summary” from the Offer to Purchase and the Circular, included in Exhibit (a)(1)(A). There will be no material differences in the rights of security holders as a result of this transaction.

(b)

Purchases: The information under the headings “Summary”, “Section 1—The Offer” from the Offer to Purchase and “Section 9—Intention to Tender Shares” from the Circular, each included in Exhibit (a)(1)(A), is herein incorporated by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e)

Agreements Involving the Subject Company’s Securities: Except for the agreements involving the Shares described in (and incorporated herein by reference from) the Circular, included in Exhibit (a)(1)(A), under the headings “Section 7—Previous Distributions and Purchases of Securities”, and “Section 8—Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”, incorporated herein by reference, none of the Corporation, or to its knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Shares or with respect to any of Algoma’s securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)

Purposes: Information regarding the purpose of the transaction is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 3—Purpose and Effect of the Offer”.

(b)	Use of the Securities Acquired: The Shares purchased in the Tender Offer will be cancelled by the Corporation.

(c)	Plans: Information about plans and proposals is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the headings:

“Section 3—Purpose and Effect of the Offer”;

“Section 6—Dividend Policy”; and

“Section 8—Interest of Directors and Officers; Transactions and Arrangements Concerning Shares”.

Neither the Corporation nor any of its directors or executive officers is aware of any plans, proposals or negotiations that would result in (i) any extraordinary transaction involving the Corporation or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries, (iii) any change in the present dividend rate or policy, or indebtedness or capitalization of the Corporation, (iv) any change in the present board of directors or management of the Corporation, (v) any other material change in the Corporation’s corporate structure or business, (vi) any class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association, (vii) any class of equity securities of the Corporation becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act, (viii) the suspension of the Corporation’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of the Corporation or the disposition of securities of the Corporation or (x) any changes in Algoma’s notice of articles, articles or other governing instruments or other actions that could impede the acquisition of control of the Corporation.

Item 7. Source and Amount of Funds or Other Consideration

(a)	Source of Funds: Information regarding the source of funds is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 17—Source of Funds”.

(b)	Conditions: Information regarding conditions is incorporated herein by reference from the Offer to Purchase, included in Exhibit (a)(1)(A), under the heading “Section 7— Conditions of the Offer”.

(d)	Borrowed Funds: Information regarding borrowed funds is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 17—Source of Funds”.

Item 8. Interest in Securities of the Subject Company

(a)

Securities Ownership: The information in the Circular, included in Exhibit (a)(1)(A), under the heading “Section 8—Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

(b)

Securities Transactions: The information in the Circular, included as Exhibit (a)(1)(A), under the headings “Section 7—Previous Distributions and Purchases of Securities” and “Section 8—Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a)

Solicitations or Recommendations: Information in the Circular, included in Exhibit (a)(1)(A), under the headings “Section 18—Dealer Managers”, “Section 19—Depositary” and “Section 20—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements

(a)	Financial Information: Not applicable.

(b)	Pro Forma Financial Information: Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings:

(1) The information in the Circular, included in Exhibit (a)(1)(A), under the heading “Section 8—Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” is incorporated herein by reference. Other than as set forth in the Offer to Purchase and the Circular, the Corporation is not aware of any present or proposed material agreement, arrangement, understanding or relationship between the Corporation and any of its executive officers, directors, controlling persons or subsidiaries.

(2) The information in the Circular, included as Exhibit (a)(1)(A), under the heading “Section 16—Legal Matters and Regulatory Approvals” is incorporated herein by reference.

(3) Not applicable.

(4) The information in the Circular, included as Exhibit (a)(1)(A), under the heading “Section 3—Purpose and Effect of the Offer—Additional Securities Law Considerations” is incorporated herein by reference.

(5) To the knowledge of the Corporation, no material legal proceedings relating to the Tender Offer are pending.

(c)

Other Material Information: The information set forth under the heading “Summary”, and the information set forth in the Offer to Purchase, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Corporation will amend this Schedule TO to include documents that the Corporation may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 21, 2022, and the accompanying Issuer Bid Circular.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	News Release dated June 14, 2022, incorporated by reference to Exhibit 99.1 to the Schedule TO-C (File No. 005-93490), filed with the SEC on June 15, 2022.

(a)(5)(B)	Presentation dated June 15, 2022, incorporated by reference to Exhibit 99.2 to the Schedule TO-C (File No. 005-93490), filed with the SEC on June 15, 2022.

(a)(5)(C)	Transcript, incorporated by reference to Exhibit 99.1 to the Schedule TO-C (File No. 005-93490), filed with the SEC on June 16, 2022.

(a)(5)(D)	News Release, dated June 21, 2022.

(a)(5)(E)	Summary Advertisement, dated June 21, 2022.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 24, 2021, by and among Algoma Steel Group Inc. (formerly known as 1295908 B.C. Ltd.), Algoma Merger Sub, Inc., and Legato Merger Corp., incorporated by reference to Exhibit 2.1 to the Corporation’s Registration Statement on Form F-4 (File No. 333-257732), as amended, filed with the SEC on July 7, 2021.

(d)(2)	Warrant Agreement, dated as of January 19, 2021, between Continental Stock Transfer & Trust Company and Legato Merger Corp., incorporated by reference to Exhibit 4.4 to the Corporation’s Registration Statement on Form F-4 (File No. 333-257732), as amended, filed with the SEC on July 7, 2021.

(d)(3)	Amendment Agreement, by and among Algoma Steel Group Inc., Legato Merger Corp., Continental Stock Transfer & Trust Company and TSX Trust Company, dated as of October 19, 2021, incorporated by reference to Exhibit 2.2 to the Corporation’s Shell Company Report on Form 20-F, filed with the SEC on October 22, 2021.

(d)(4)	Investor Rights Agreement, dated as of October 19, 2021, incorporated by reference to Exhibit 4.2 to the Corporation’s Shell Company Report on Form 20-F, filed with the SEC on October 22, 2021.

(d)(5)	Form of Lock-up Agreement, dated as of May 24, 2021, incorporated by reference to Exhibit 10.5 to the Corporation’s Registration Statement on Form F-4 (File No. 333-257732), as amended, filed with the SEC on July 7, 2021.

(d)(6)	Algoma Steel Group Inc. Omnibus Incentive Equity Plan, incorporated by reference to Exhibit 4.8 to the Corporation’s Shell Company Report on Form 20-F, filed with the SEC on October 22, 2021.

(d)(7)	Form of Support Agreement, dated as of May 24. 2021, incorporated by reference to Exhibit 10.3 to the Corporation’s Registration Statement on Form F-4 (File No. 333-257732) filed with the SEC on July 7, 2021.

(d)(8)	Form of PIPE Subscription Agreement, dated as of May 24, 2021, incorporated by reference to Exhibit 10.4 to the Corporation’s Registration Statement on Form F-4 (File No. 333-257732) filed with the SEC on July 7, 2021.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

Item 13. Information Required by Schedule 13E-3

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALGOMA STEEL GROUP INC.

By:	/s/ Rajat Marwah
Name: Rajat Marwah
Title: Chief Financial Officer

Date: June 21, 2022